U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                      SEC FILE NUMBER
                                                         000-27869
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                                                        CUSIP NUMBER
                                                        0526773 10 0
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                                  (Check One):


     Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR
                [ ] Form 10-KSB

                       For the Period Ended: June 30, 2002

                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                           For the Transition Period Ended:  ______________

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                  Nothing in this form shall be construed to imply that the
         Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked
above, identify the Item(s) to which the notification relates:   N/A

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Part I--Registration Information

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         Full Name of Registrant: Authoriszor Inc.

         Former Name if Applicable:  N/A

         Address of Principal Executive Office (Street and Number)

                                Authoriszor Inc.
                     c/o WRDCLogsys, First Floor, Ebor Court
                     Westgate, Leeds LS1 4ND United Kingdom
                          (City, Country and Zip Code)

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Part II--Rules 12b-25 (b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III--Narrative

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State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

Because of the restructure of the registrant and its subsidiaries arising from the transactions that were consummated following the end of the last fiscal year, registrant's staffing considerations and other business matters that have been the principal focus of management's time and attention, the registrant is unable to complete the Form 10-KSB in time for filing on the prescribed date. The registrant intends to file its Form 10-QSB within the prescribed period allowed-by the rules relating to Form 12b-25.


Part IV--Other Information

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         (1) Name and telephone number of person to contact in regard to this notification

                     Garcia Hanson                 011-44-113-245-4788
                         (Name)                     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X]  Yes  [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                See Attachment IV



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                                Authoriszor Inc.
                  (Name of Registrant as specified in charter)

         The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  September 30, 2002                 By: /s/ Garcia Hanson
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                                             Garcia Hanson
                                             Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                    ATTENTION


         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                                  ATTACHMENT IV

     The following is a discussion of the estimated results of operations for the Authoriszor Inc. for the year ended 30 June, 2002 compared with the year ended 30 June, 2001. Our financial statements for the year ended 30 June, 2002 have not been completed and, therefore, these numbers are subject to change and are being provided at this time in advance of the completion of such financial statements to comply with the requirements of Form 12b-25.

Revenues

         Revenues for the year ended June 30, 2002 were $6,880,483 compared to $708,477 for the year ended June 30, 2001. This increase resulted primarily from consolidating the operations of Logsys following our acquisition of Logsys on in July, 2001, and from the acquisition of the remaining share capital of WRDC in December, 2001.

Costs of Revenues

         Cost of revenues during the year ended June 30, 2002 increased to $2,231,226 compared to $254,048 for the year ended June 30, 2001. This increase resulted from an increase in share of consolidated operations as explained in the notes to Revenues above, the level of cost of sales as a percentage of revenue increase due to a change in revenue mix to lower margin product sales.

Operating Expenses

         Administrative expenses consist primarily of salaries and benefits paid to our employees, travel costs incurred by our employees, occupancy and office costs, severance costs associated with the resignation of our former Chief Executive Officer and Chief Financial Officer and severance costs associated with the termination of UK employees as a result of the implementation of management's new business plan. Administrative expenses for the year ended June 30, 2002 fell to $11.3 million compared to $16.4 million in the year ended June 30, 2001. The reduction was attributable to the following expenses:

o Salary and benefits fell to $6,594,030 for the year ended June 30, 2002 compared to $7,343,133 at June 30, 2001. The reduction is primarily due to the reduced number of staff at Authoriszor Ltd, Inc during the year, the savings here outweighed the effect of additional staff acquired from the acquisition of Logsys and WRDC. There were 48 permanent staff within the group at 30 June 2002.

o Travel expenses were $613,159 in the year ended June 30, 2002 compared to $1,062,988 a year ago. The restructuring of Inc and closing of field offices during the latter part of the previous year meant there was little Trans-Atlantic travel required in the year to 30 June, 2002, and the fall off of operations within Authoriszor Ltd resulted in savings that outweighed travel expense within WRDC and Logsys.

o Occupancy and office costs were $919,529 for the year ended June 30, 2002 compared to $1,313,634 a year ago. The reduction is primarily a result of the savings from the closure and sub-letting of our former company headquarters in the U.S. outweighing costs of the offices of WRDC and Logsys

o Recruitment costs were $61,868 for the year to 30 June 2002 compared to $610,000 in the previous year. Headcount was steadily increased in the early part of the previous year to attain required operating levels with Authoriszor Ltd and Inc. The refocus away from these development towards WRDC, Logsys meant that little recruitment took place in the year to 30 June 2002.

Marketing and Advertising

         Marketing and advertising expenses were $255,896 for the year ended June 30, 2002 compared to $1,569,869 a year ago. This decrease is attributable primarily to costs incurred during the first ten months of the year to 30 June, 2001 in setting up additional sales offices, branding of our products through

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website construction and other promotional activities and hiring new sales and marketing employees. The refocus away from Authoriszor ltd and Inc towards the more established brands of WRDC, Logsys meant a reduction in expenditure in the year to June 30, 2002.

Restructuring and Exit Costs

         We incurred restructuring and exit costs of $672,822 in the year ended June 30, 2002 as a result of our decision to reduce the level of UK operations, including $420,500 severance for the former Chief Executive Officer and Chief Financial Officer.

Other Income and Expense

         Interest income was $200,256 for the year ended June 30, 2002 compared to $1,056,979 a year ago. The decrease is a result the reduction in cash balances over the year.

         We incurred gains on foreign exchange transactions of $518,153 for the year ended June 30, 2002 compared to losses of $1,774,696 a year ago. The gains were due primarily to maintaining the majority of our operating cash in a pound sterling bank account. The British pound gained against the U.S. dollar throughout the year ended June 30, 2002.

         There were write-downs in the carrying value of the investments in WRDC, Logsys totaling $4,051,612 in the year to 30 June, 2002. There were no such write-downs in the previous year. These write-downs are explained in the accounting policy note on the treatment of Goodwill.

Net Loss

         The net loss for the year ended June 30, 2002 was ($11,942,426) compared to ($19,438,747) for the year ended June 30, 2001. This is as a result of all the factors above.